ventracor

Ventracor Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Sydney Australia

T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

16 September 2004

Securities and Exchange Commissio
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
<u>File # 82-4630</u>

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pr K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 9/28

asx announcement

'Artificial Heart' Pilot Trial - Completion of Enrolment

Sydney 16 September 2004: Medical investigators today announced the completion of enrolment in the pilot trial of the VentrAssist™ 'artificial heart' at The Alfred hospital in Melbourne.

Chief Medical Investigators Professor Don Esmore and Professor David Kaye said the VentrAssist™ had proven to be efficacious and reliable.

"The pilot trial has been closed based on the very encouraging results achieved. The completion of enrolment means an end to patient recruitment for the pilot trial at The Alfred in Melbourne," Professor Esmore and Professor Kaye said.

"We will continue to monitor all implanted patients according to the follow-up schedule and protocol but we believe the encouraging results to date do not warrant additional recruitment," Professor Esmore and Professor Kaye said.

Ventracor Chief Executive Officer Colin Sutton PhD said The Alfred would continue to play a pivotal role in the CE Mark Trial of the VentrAssist™ system now underway.

Dr Sutton praised the skilled surgical staff, anaesthetists, intensivists and dedicated Alfred hospital staff who had played such an important role in the success of the pilot trial.

"All of us involved in the development of the VentrAssist™ also owe an immeasurable debt of gratitude to the altruism of the patients and their families.

"They have contributed to a project with the potential to improve the quality and length of life of thousands of heart failure patients worldwide," Dr Sutton said.

The aim of the pilot trial at The Alfred was to evaluate the safety of the VentrAssist™ in patients who were gravely ill from congestive heart failure, were no longer responding to optimal medical therapy and had no other options available to them.

For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086

Trisha Lee
Manager, Public Affairs
The Alfred hospital
03 9276 2354